EXHIBIT 10.01

AGREEMENT FOR THE PURCHASE OF

DISTRIBUTION AGREEMENT, LICENSE AGREEMENTS, AND INVENTORY

between

COOPERSURGICAL, INC. (CSI)

(as outgoing distributor and inventory seller)

and

UTAH MEDICAL PRODUCTS, INC. (UTMD)

(as new distributor and inventory purchaser)

Dated as of December 31, 2018

TABLE OF CONTENTS

ANNEX AND SCHEDULES

Index of Defined Terms

The following capitalized terms, which may be used in more than one Section or other location of this Agreement, are defined in the following Sections or other locations:

This AGREEMENT FOR THE PURCHASE OF DISTRIBUTION AGREEMENT, LICENSE AGREEMENTS, AND INVENTORY, dated as of December 31, 2018, between COOPERSURGICAL, INC., a Delaware corporation ("CSI"), and UTAH MEDICAL PRODUCTS, INC., a Utah corporation ("UTMD").

PREAMBLE

CSI distributes the Filshie Clip System and related components for Femcare Limited, a private limited company registered in England and Wales ("Femcare"), a wholly-owned subsidiary of UTMD, on an exclusive basis, in the United States and its territories of Puerto Rico, Guam and the U.S. Virgin Islands, under a Distribution Agreement (the "Distribution Agreement"), dated as of October 27, 2003, between Femcare and CSI (as successor-in-interest to Avalon Medical Corp.).

Femcare licenses certain related trademark rights to CSI under (1) a Trademark Sublicense Agreement (the "Sublicense"), dated as of October 10, 1996, between Femcare and CSI (as successor-in-interest to Avalon Medical Corp.) and (2) a Trademark License (the "License"), dated as of October 10, 1996, between Femcare (as successor-in-interest to FEMCARE (CYPRUS) LIMITED, a Cyprus corporation) and CSI (as successor-in-interest to Avalon Medical Corp.), with amendments dated October 27, 2003, and July 7, 2010.

The parties now want to terminate CSI's distribution of the Filshie Clip System, by transferring the Distribution Agreement, Sublicense, and License to UTMD, and provide for UTMD's purchase of CSI's inventory of the Filshie Clip System products, all on the terms and conditions set out in this Agreement.

ACCORDINGLY, CSI and UTMD hereby agree as follows:

ARTICLE I

PURCHASE OF THE DISTRIBUTION AGREEMENT AND LICENSE AGREEMENTS AND RELATED MATTERS

1.1   **Purchase of Agreements.**

Except as provided herein, CSI shall assign all of its rights under the Distribution Agreement, Sublicense and License (collectively, the "Assigned Agreements") to UTMD and UTMD shall assume all of CSI's obligations under each of the Assigned Agreements effective as of the Closing Date. The parties shall assign those rights and assume those obligations under an Assignment and Assumption Agreement substantially in the form attached to this Agreement as Annex II.

1.2   Effect of Purchase.

(a)   CSI shall on the Closing Date assign to UTMD each of the Assigned Agreements without recourse to CSI and without any representations and warranties from CSI" that are not expressly provided for in this Agreement.

(b)   CSI shall timely pay, in accordance with the License, the royalties payable by CSI under the License for products sold by CSI on or before the Closing Date

1.3   Fulfillment of Existing Orders; Purchase and Sale of Inventory.

(a)   After the Closing Date, CSI may not sell any additional Filshie Clip System Products or perform applicator repair services. CSI shall provide UTMD with the information necessary for UTMD to fulfill all customer orders for the Filshie Clip System received by CSI prior to the Closing Date with requested shipment dates after the Closing Date.

(b)   UTMD shall purchase from CSI, and CSI shall sell to UTMD, free and clear of any Encumbrances, effective as of the Closing Date, CSI's salable Inventory of Filshie Clip System devices in accordance with the following provisions of this Section 1.3. The Inventory that UTMD is purchasing under this Section 1.3 is called the "Purchased Inventory." Any Inventory with noticeably damaged packaging or compromised sterilization, or which is within 16 months of its sterilization expiration date, is not salable and shall not be included in the Purchased Inventory but instead shall be destroyed at CSI's expense.

(c)   CSI shall prior to the Closing Date set out on Schedule 1.3 a list of each part number to be included in the Purchased Inventory, together with the per-unit purchase price for each part number, which equals the price that CSI paid Femcare for that part number. Within three business days following the Closing Date, the parties shall conduct a joint inventory count and identify the number of salable units of each part number that UTMD is purchasing, which shall be used to calculate the aggregate purchase price for the Inventory that UTMD is purchasing (the "Inventory Purchase Price"). CSI shall invoice UTMD for the Purchased Inventory when shipped from CSI and UTMD shall pay CSI's invoice within 30 days.

(d)   CSI shall ship the Purchased Inventory to UTMD in Midvale, Utah by UPS Ground, F.O.B. CSI's facility in Trumbull, Connecticut (the "FOB Point"). The shipment will occur promptly, but not later than one Business Day, after completion of the joint inventory count with items and amounts confirmed by respective authorized representatives of both parties present at the count and also present when Purchased Inventory is packaged and shipped. Title to, and risk of loss of, the Purchased Inventory shall pass from CSI to UTMD upon CSI's delivery of the Purchased Inventory to the common carrier at the FOB Point. UTMD shall pay the carrier's charges for shipping the Purchased Inventory to UTMD, and shall cause the carrier to directly invoice UTMD for those charges. If CSI is nonetheless invoiced for the carrier's charges, CSI will in turn invoice UTMD for those charges, and UTMD shall pay CSI's invoice within 30 days.

(e)   CSI acknowledges and agrees that UTMD may sell the Purchased Inventory as well as Product packaged for committed open CSI purchase orders from Femcare without any repackaging or relabeling of any sterile Products and hereby grants UTMD a

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limited, nonexclusive license to the CSI name and other intellectual property for the sole purchase of selling the Purchased Inventory.

(f) At the same time as CSI ships the Purchased Inventory in Section (d) above, CSI shall also ship, at no charge to UTMD, all reusable applicator repair tools and fixtures, including applicator replacement components, to UTMD at Midvale, Utah.

1.4 Records and Customer Information.

No later than 30 days after the Closing Date, CSI shall deliver to UTMD any remaining marketing literature including records of sales of Filshie products to customers, and all quality records including complaint files and reusable applicator service records, identifying dates of sale with lot numbers, excluding any such records that CSI has previously expunged in accordance with CSI's document retention policy (collectively, the "Records"). CSI may retain copies of the Records for archival purposes, which CSI shall for a period of three years after the Closing Date keep confidential, except as required by applicable Law. As part of the Records, CSI shall also provide UTMD with all customer contact information for Customers that have purchased any of the Products, including names, addresses, email addresses, fax numbers, and telephone numbers, in a format reasonably agreed between the parties.

1.5 Defined Terms; Agreements as Amended.

Certain capitalized terms used in this Agreement are defined in Annex I attached hereto. References in this Agreement to the Distribution Agreement, License and Sublicense are references to those agreements as they have been amended to date.

ARTICLE II

NO OTHER ASSETS BEING TRANSFERRED

UTMD is not acquiring any assets of CSI other than Distribution Agreement, the Sublicense, the License, the Purchased Inventory, the reusable applicator tools and fixtures, and the Records.

ARTICLE III

PURCHASE PRICE

3.1 Amount of the Purchase Price.

UTMD shall pay to CSI a total amount equal to the sum of (a) $21,000,000 (the "Purchase Price") and (b) the Inventory Purchase Price.

3.2 Payment of the Purchase Price.

At the Closing, UTMD shall pay the Purchase Price to CSI in full, by wire transfer of immediately available United States dollars to CSI at the account specified by CSI not later than 10 days before the Closing Date in Schedule 3.2.

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3.3   Allocation of Payments.

The Purchase Price shall be allocated for tax purposes as set forth in Schedule 3.3. The parties shall file all tax returns required to be filed in connection with this transaction, including Internal Revenue Form 8594, in a manner consistent with the allocation.

ARTICLE IV

CLOSING

The closing of the transactions contemplated by this Agreement (the "Closing"), shall take place at the offices of Carter Ledyard & Milburn LLP, 2 Wall Street, New York, New York, 10005 on February 1, 2019 (the "Closing Date"). The parties to this Agreement and their representatives may participate in the Closing via electronic means. The Closing will be deemed to occur as of midnight at the end of the Closing Date.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF CSI

CSI hereby represents and warrants to UTMD as follows:

5.1   Organization; Good Standing; Power and Authority.

CSI is a corporation duly organized, validly existing and in good standing under the Laws of State of Delaware and has all requisite corporate power and authority to enter into, and perform its obligations under, this Agreement.

5.2   Execution and Delivery; Enforceability.

CSI's execution and delivery of, and performance of its obligations under, this Agreement, has been duly and validly authorized by all requisite corporate action on CSI's part. CSI has duly and validly executed and delivered this Agreement, and this Agreement is the valid and binding obligation of CSI, enforceable against CSI in accordance with its terms.

5.3   Noncontravention; No Consents.

(a)   CSI's execution and delivery of, and performance of its obligations under, this Agreement does not (i) conflict with, or cause a breach or default (with or without notice or lapse of time) of, or give rise to a right of termination under or the loss of any benefit under, or result in the creation of any Encumbrance upon any of the Purchased Inventory under, (A) CSI's Fundamental Documents or (B) any contract to which CSI is a party or by which the Purchased Inventory is bound or (ii) violate any Laws applicable to CSI or the Purchased Inventory.

(b)   No (i) consent, (ii) approval, (iii) Order or authorization of, (iv) registration, declaration or filing with, or (v) notification to any Governmental Entity or any

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other third Person is required in connection with CSI's execution and delivery of, or performance of its obligations under, this Agreement.

5.4   Title to Assets.

CSI has good title to all Purchased Inventory, classic applicator components, tool and fixtures, and all Records, free and clear of any Encumbrances, other than Permitted Encumbrances.

5.5   Bankruptcy, Etc.

CSI is not involved in any Proceeding by or against it as a debtor before any Governmental Entity under Title 11 of the United States Bankruptcy Code or any other insolvency or debtors' relief Law, whether state, federal or foreign, or for the appointment of a trustee, receiver, liquidator, assignee, sequestrator or other similar official for any part of CSI's property.

5.6   DISCLAIMER.

CSI HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, OTHER THAN THOSE EXPLICITLY SET OUT IN THIS AGREEMENT, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF UTMD

UTMD hereby represents and warrants to CSI as follows:

6.1   Organization; Good Standing; Power and Authority.

UTMD is a corporation duly organized, validly existing and in good standing under the Laws of State of Utah. UTMD has all requisite corporate power and authority to enter into, and perform its obligations under, this Agreement.

6.2   Execution and Delivery; Enforceability.

UTMD's execution and delivery of, and performance of its obligations under, this Agreement, has been duly and validly authorized by all requisite corporate action on UTMD's part. UTMD has duly and validly executed and delivered this Agreement, and this Agreement is the valid and binding obligation of UTMD, enforceable against UTMD in accordance with its terms.

6.3   Noncontravention; No Consents.

(a)   UTMD's execution and delivery of, and performance of its obligations under, this Agreement does not (i) conflict with, or cause a breach or default (with or without

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notice or lapse of time) of, or give rise to a right of termination under or the loss of any benefit under (A) UTMD's Fundamental Documents or (B) any contract to which UTMD is a party or (ii) violate any Laws applicable to UTMD.

(b) No (i) consent, (ii) approval, (iii) Order or authorization of, (iv) registration, declaration or filing with, or (v) notification to any Governmental Entity or any other third Person is required in connection with UTMD's execution and delivery of, or performance of its obligations under, this Agreement.

6.4 Bankruptcy, Etc.

UTMD is not involved in any Proceeding by or against it as a debtor before any Governmental Entity under Title 11 of the United States Code or any other insolvency or debtors' relief Law, whether state, federal or foreign, or for the appointment of a trustee, receiver, liquidator, assignee, sequestrator or other similar official for any part of UTMD's property.

ARTICLE VII

POST CLOSING COVENANTS

7.1 Non-Disparagement – CSI.

For a period of four years following the Closing Date, CSI shall not, and shall cause its Affiliates not to, (a) make any statement that is disparaging about (i) the "Products" (as that term is defined in the Distribution Agreement) or (ii) UTMD, or any of its Affiliates, in connection with the Products, or (b) is intended to inflict harm on the business reputation of UTMD, or any of its Affiliates, in connection with the Products.

7.2 Non-Disparagement – UTMD.

For a period of four years following the Closing Date, UTMD shall not, and shall cause its Affiliates not to, (a) make any statement that is disparaging CSI, or any of its Affiliates, in connection with the Products, or (b) is intended to inflict harm on the business reputation of CSI, or any of its Affiliates, in connection with the Products.

7.3 Truthful Advertising and Marketing Permitted.

Nothing in Sections 7.2 and 7.3 shall prohibit CSI, UTMD or any of their Affiliates from making, in connection with any advertising or marketing activities, any truthful statement concerning the characteristics of its products or services, including truthful comparisons of the characteristics of its products or services with those of another party or its Affiliates.

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7.4   Pricing Commitments.

CSI shall deliver to UTMD not later than 10 days prior to the Closing Date the contents of Schedule 7.4 which will set out a list of each customer with which CSI has entered into a pricing agreement for any Products (each, an "Agreed-Price Customer"), together with, for each Agreed-Price Customer, each Product for which CSI has entered into a pricing agreement, the agreed-upon price for that Product ("Agreed Price") and the expiration date of CSI's pricing agreement with that Agreed-Price Customer ("Expiration Date").

7.5   CSI Responses to Inquiries About the Products.

Following the Closing Date, CSI shall respond to inquiries about the Products from customers or potential customers with a statement that the Products are now available directly from UTMD, and provide UTMD's customer service fax number (801-566-2062) and telephone number (800-533-4984).

7.6   CSI Covenant Not to Compete.

For a period of five years from the Closing Date, CSI shall abide by the covenant provided in Section 3.7.2 of the Distribution Agreement.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

8.1   No Third Party Beneficiaries.

This Agreement shall not confer any rights or remedies upon any Person, other than the parties to this Agreement and their successors and permitted assigns.

8.2   Entire Agreement.

Except as explicitly otherwise provided in this Agreement, this Agreement contains the entire agreement between the parties to this Agreement with respect to the transactions contemplated by this Agreement and supersedes all prior agreements or understandings, whether written or oral, between the parties with respect thereto.

8.3   Successors and Assigns.

All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. Neither party shall assign this Agreement without the prior written consent of the other party, except that either party may assign this Agreement to any of its Affiliates or to a successor in interest to substantially all of its business.

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8.4   Amendment; Waiver.

This Agreement shall not be altered or otherwise amended except by an instrument in writing signed by CSI and UTMD. No obligation of CSI shall be waived except by means of a writing signed by UTMD, and no obligation of the UTMD shall be waived except by means of a writing signed by UTMD. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

8.5   Fees and Expenses.

Each party to this Agreement shall bear its own fees and expenses, including legal fees, incurred in connection with this Agreement and the transactions contemplated by this Agreement.

8.6   Notices.

All notices, amendments, waivers, or other communications under this Agreement shall be in writing and shall be deemed to be sufficient if delivered personally, sent by facsimile or e-mail, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as is specified by like notice):

(a)   if to CSI, to:

CooperSurgical, Inc.
75 Corporate Drive
Trumbull, CT 06611
Attention: Matthew Topliff, Executive Vice President,
               Business Development and Strategy
               Graceann Pisano, Corporate Counsel
Telephone: (203) 601-5200
Facsimile: (203) 601-4738
E-mail: matthew.topliff@coopersurgical.com
               graceann.pisano@coopersurgical.com

with a copy to:

Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005-2072
Attention: Bryan J. Hall, Esq.
               David I. Karabell, Esq.
Telephone: 212-732-3200
Facsimile: 212-732-3232
E-mail: hall@clm.com and karabell@clm.com

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(b)   if to UTMD, to:

Utah Medical Products, Inc.
7043 South 300 West
Midvale, UT 84047-1048
Attention: Kevin L. Cornwell, CEO
Telephone: 801-569-4190
Facsimile   801-566-1328
E-mail: kcornwell@utahmed.com

with a copy to:

Michael Best & Friedrich
Attention: Kevin C. Timken, Esq.
Telephone: 801-924-4124
E-mail: kctimken@michaelbest.com

All notices and other communications shall be deemed to have been delivered and received (i) in the case of personal delivery or delivery by facsimile or e-mail, on the date of delivery if delivered during business hours on a Business Day or, if not delivered during business hours on a Business Day, the first Business Day thereafter, (ii) in the case of delivery by nationally-recognized overnight courier, on the Business Day delivered, and (iii) in the case of mailing, on the 5th Business Day following mailing. A copy of any notice or other communication sent by facsimile or e-mail shall also be sent no later than the next Business Day by registered or certified mail (return receipt requested) or by nationally-recognized overnight courier.

8.7   DAMAGES LIMITATION.

IN NO EVENT SHALL EITHER PARTY TO THIS AGREEMENT BE LIABLE TO THE OTHER PARTY TO THIS AGREEMENT, UNDER THIS AGREEMENT OR OTHERWISE IN CONNECTION WITH THE SUBJECT MATTER OF THIS AGREEMENT, FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, PUNITIVE OR SPECIAL DAMAGES OR LOST PROFITS, DIMINUTION IN VALUE, MULTIPLIERS OF DIRECT DAMAGES OR DAMAGE TO REPUTATION OR GOODWILL.

8.8   Governing Law; Jurisdiction and Venue; Waiver of Jury Trial.

(a)   All questions concerning the construction, interpretation and validity of this Agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement shall be governed by and construed and enforced in accordance with the domestic Laws of the State of New York, without giving effect to any choice or conflict of Law provision or rule, whether in the State of New York or any other jurisdiction, that would cause the Laws of any jurisdiction other than the State of New York to apply.

(b)   THE NEW YORK STATE AND UNITED STATES FEDERAL COURTS SITTING IN NEW YORK COUNTY, NEW YORK SHALL HAVE EXCLUSIVE

JURISDICTION OVER ALL ACTIONS, SUITS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE SUBJECT MATTER OF THIS AGREEMENT, AND EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE JURISDICTION OF ANY SUCH COURT IN ANY SUCH ACTION OR PROCEEDING

(c) EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION THAT PARTY MAY AT ANY TIME HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE SUBJECT MATTER OF THIS AGREEMENT IN ANY NEW YORK STATE OR UNITED STATES FEDERAL COURT SITTING IN NEW YORK COUNTY, NEW YORK. EACH PARTY IRREVOCABLY WAIVES THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d) EACH PARTY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS AMONG THE PARTIES RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH THAT LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.9   Interpretation; Construction.

(a)   "Agreement" means this agreement together with all schedules hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms of this Agreement. All schedules to this Agreement are hereby incorporated by reference in, and form an integral part of, this Agreement. The use in this Agreement of the term "including" or "include" means "including, without limitation" or "include, without limitation." The words "herein", "hereof", "hereunder", "hereby", "hereto", "hereinafter", and other words of similar import refer to this Agreement as a whole, including the schedules, as the same may from time to time be amended, modified, supplemented or restated, and not to any particular article, section, subsection, paragraph, subparagraph or clause contained in this Agreement. All references to articles, sections, subsections, clauses, paragraphs and schedules mean those provisions of this Agreement and the schedules attached to this Agreement, except where otherwise stated. The title of and the article, section and paragraph headings in this Agreement are for convenience of reference only and shall not govern or affect the interpretation of any of the terms or provisions of this Agreement. The use herein of the masculine, feminine or neuter forms shall also denote the other forms, as in each case the context may require.

(b) Where specific language is used to clarify by example a general statement contained in this Agreement, that specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. The language used in this Agreement has been chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Unless expressly provided otherwise, the measure of a period of one month or year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date, provided that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date. For example, one month following February 18 is March 18, and one month following March 31 is May 1.

8.10 Counterparts; Facsimile and Electronic Signatures.

This Agreement may be executed in 2 or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Facsimile and electronic counterpart signatures to this Agreement shall be deemed to be original and shall be acceptable and binding.

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IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

COOPERSURGICAL, INC.

By: _____
Name: Matthew Topliff
Title: Executive Vice President

UTAH MEDICAL PRODUCTS, INC.

By: _____
Name: Kevin L. Cornwell
Title: Chairman and CEO

Femcare hereby consent to the assignment under this Agreement by CooperSurgical, Inc. and the assumption by Utah Medical Products, Inc. of the Distribution Agreement, the License and the Sublicense.

FEMCARE LIMITED

By: _____
Name: Kevin Cornwell
Title: Managing Director

ANNEX I

CERTAIN DEFINITIONS

"Affiliate" means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, that Person.

"Business Day" means any day that is not a Saturday, Sunday or a day on which banking institutions in New York, New York are not required to be open.

"Control" means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Encumbrances" means any security interests, mortgages, deeds of trust, liens, pledges, charges, claims, easements, reservations, restrictions, clouds, equities, rights of way, options, rights of first refusal, grants of power to confess judgment, conditional sales and title retention agreements (including any lease in the nature thereof) and all other encumbrances, whether or not relating to the extension of credit or the borrowing of money.

"Filshie Clip System" or "Product" means all products covered under the 2003 Distribution Agreement.

"Fundamental Documents" means the documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the Fundamental Documents of a corporation are its certificate of incorporation and by-laws.

"Governmental Entity" means any federal, state, local, foreign, political subdivision, court, administrative agency, commission or department or other governmental authority or instrumentality.

"Law" means any law, statute, treaty, rule, directive, regulation, guideline or Order of any Governmental Entity.

"Orders" means judgments, writs, decrees, compliance agreements, injunctions or orders of any Governmental Entity or arbitrator.

"Permitted Encumbrances" means (a) Encumbrances for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which there are adequate reserves on the books; (b) workers or unemployment compensation liens arising in the ordinary course of business; and (c) mechanic's, materialman's, supplier's, vendor's or similar liens arising in the ordinary course of business securing amounts that are not delinquent.

"Person" shall be construed broadly and includes an individual, a partnership, a corporation, a limited liability company, an association, a joint Inventory company, a trust, a joint venture, an unincorporated organization or another entity, including a Governmental Entity.

"Proceedings" means actions, suits, claims, investigations or legal or administrative or arbitration proceedings.

"Representatives" mean, with respect to any Person, the officers, directors, employees, agents, attorneys, accountants and financial advisors of that Person.

"Tax" and "Taxes" mean all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, property, sales, transfer, gains, use, value added, withholding, license, occupation, privileges, payroll and franchise taxes and stamp duties, imposed by the United States or any state, provincial, local or other government or subdivision or agency thereof; and those terms shall include any interest, penalties or additions to tax attributable to those assessments.

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Form of Assignment and Assumption Agreement

ASSIGNMENT AND ASSUMPTION AGREEMENT (the "Agreement"), dated as of February 1, 2019 between CooperSurgical, Inc. ("CSI") and Utah Medical Products, Inc. ("UTMD").

PREAMBLE

Pursuant to the Agreement for the Purchase of Distribution Agreement, License Agreements and Inventory between CSI and UTMD dated December 31, 2018 (the "Purchase Agreement"), CSI is to assign to UTMD its rights under, and UTMD is to assume CSI's obligations under the Assigned Agreements. CSI and UTMD are entering into this agreement to implement the provisions of the Purchase Agreement.

ACCORDINGLY, CSI and UTMD hereby agree as follows:

Section 1. Defined Terms.

Capitalized terms used and not otherwise defined in this Agreement have the meanings given to them in the Purchase Agreement.

Section 2. Transfer of Assigned Agreements.

In accordance with the Purchase Agreement, effective immediately, CSI hereby irrevocably assigns to UTMD and UTMD hereby acquires from CSI all of CSI's right, title and interest in the Assigned Agreements without recourse to CSI and without any representations and warranties from CSI other than those in the Purchas Agreement..

Section 3. Assumed Liabilities.

In accordance with the Purchase Agreement, effective immediately, UTMD hereby irrevocably assumes and shall perform and discharge when due CSI's obligations and liabilities , under the Assigned Agreements.

Section 4. Incorporation by Reference; Conflict.

The Purchase Agreement is incorporated in this Agreement by reference, shall continue in full force and effect as though set forth in this Agreement at length, and shall control in the event of any conflict with the terms of this Agreement. Nothing contained in this Agreement shall supersede, modify, limit, eliminate or otherwise affect any of the provisions in the Purchase Agreement. The provisions of Section 8.1 and 8.3 through 8.10 of the Purchase Agreement shall apply to this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COOPERSURGICAL, INC.

By: _____

Name: _Matthew Topliff_

Title: _EVP, Business Development + Strategy_

UTAH MEDICAL PRODUCTS, INC.

By: _____

Name: _KEVIN L. CORNWELL_

Title: _CHAIRMAN + CEO_

Schedule 1.3 – 1